Quilmes Industrial (QUINSA) S.A. Announces Outcome of its Ordinary General Meeting

LUXEMBOURG, July 16 /PRNewswire-FirstCall/ -- Quilmes Industrial (QUINSA) S.A. (NYSE: LQU) ("Quinsa" or the "Company") announced today the outcome of its Ordinary General Meeting for the financial year ended December 31, 2006 that took place in Luxembourg on June 29, 2007.

Under the Chairmanship of Mr. Joao M. Giffoni Castro Neves, the Ordinary General Meeting heard the report of the Board of Directors and the reports of the statutory and independent auditors for the financial year 2006 and approved the annual consolidated and unconsolidated accounts for the year ended December 31, 2006.

The General Meeting also approved the dividend distribution for the year ended December 31, 2006. August 16, 2007 will be the date for payment of the dividend of US$ 0.045818 net per share to all holders of Class A shares and of the dividend of US$ 0.458180 net per share to all holders of Class B shares tendering coupon No. 15 or registered as of August 3, 2007 (Record Date). The net dividend per ADR shall be US$ 0.91636.

The General Meeting further acknowledged resignations of certain directors and proceeded to appointments of directors, as a consequence of which the board of directors is currently composed as follows:

1.	Mr. Victorio Carlos De Marchi Co-Chairman
2.	Mr. Alvaro Cardoso de Souza Co-Chairman
3.	Mr. Milton Seligman
4.	Dunvegan S.A. represented by Mr. Lucas Machado Lira
5.	Mr. Fernando Martin Minaudo
6.	Mr Joao M. Giffoni Castro Neves
7.	Mr Floreal Horacio Crespo

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 93% of Quilmes International (Bermuda) ("QIB"). The remaining stake is held by Companhia de Bebidas das Americas - AmBev ("AmBev").

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, the Company has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay AmBev and InBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa's brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa's Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa's American Depositary Shares, representing the Company's B shares, are listed on the New York Stock Exchange (NYSE: LQU).

Quinsa's web address: www.Quinsa.com.

SOURCE Quilmes Industrial (Quinsa) S.A.